Amendment to Convertible Promissory Note

Dated June 27, 2017

This Amendment to the Convertible Promissory Note issued by Tauriga Sciences, Inc (the “Company”) to GS Capital Partners, LLC (“GS”) on June 27, 2017 in the amount of $80,000 (“Note”) is entered into on this 31st day of August 2017.

WHEREAS, the parties desire to amend Section 4(a) of the Note to read as follows:

NOW THEREFORE, the parties agree as follows:

1. Section 4(a) of the Note is amended to read as follows:

“4(a) The Holder of this Note is entitled, at its option, at any time after cash payment, to convert all or any amount of the principal face amount of this Note then outstanding into shares of the Company’s common stock (the “Common Stock”) at a price (“Conversion Price”) for each share of Common Stock equal to 70% of the lowest daily VWAP of the Common Stock as reported on the National Quotations Bureau OTC Markets exchange which the Company’s shares are traded or any exchange upon which the Common Stock may be traded in the future (“Exchange”), for the fifteen prior trading days including the day upon which a Notice of Conversion is received by the Company or its transfer agent (provided such Notice of Conversion is delivered by fax or other electronic method of communication to the Company or its transfer agent after 4 P.M. Eastern Standard or Daylight Savings Time if the Holder wishes to include the same day closing price). If the shares have not been delivered within 3 business days, the Notice of Conversion may be rescinded. Such conversion shall be effectuated by the Company delivering the shares of Common Stock to the Holder within 3 business days of receipt by the Company of the Notice of Conversion. Accrued but unpaid interest shall be subject to conversion. No fractional shares or scrip representing fractions of shares will be issued on conversion, but the number of shares issuable shall be rounded to the nearest whole share. To the extent the Conversion Price of the Company’s Common Stock closes below the par value per share, the Company will take all steps necessary to solicit the consent of the stockholders to reduce the par value to the lowest value possible under law. The Company agrees to honor all conversions submitted pending this increase. In the event the Company experiences a DTC “Chill” on its shares, the conversion price shall be decreased to 60% instead of 70% while that “Chill” is in effect. In no event shall the Holder be allowed to effect a conversion if such conversion, along with all other shares of Company Common Stock beneficially owned by the Holder and its affiliates would exceed 9.9% of the outstanding shares of the Common Stock of the Company.

2.	To the extent this amendment conflicts with any terms of the Note, the terms of this Amendment shall overrule the prior terms.

All other terms and conditions of the Note shall remain in full force and effect, unless modified by this Amendment. This amendment shall be governed and construed under the laws of the State of New York, without regard to its conflict of laws provision.

TAURIGA SCIENCES, INC		GS CAPITAL PARTNERS, LLC

By:	/s/ Seth Shaw	By:	/s/ Gabe Savegh
	Seth Shaw, CEO		Gabe Sayegh, Manager